Filed by Point Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Point Therapeutics, Inc.

Commission File No.: 333-147609

On January 23, 2008, Point Therapeutics, Inc. sent the following letter to its stockholders:

Dear Stockholder:

We recently sent you very important proxy material for the Annual Meeting of Stockholders to be held January 29, 2008, to approve proposals including those in connection with the merger agreement between Point Therapeutics and DARA BioSciences, Inc. Your vote is important regardless of how many or how few shares you own.

As noted in the proxy material, we cannot complete the merger with DARA unless the stockholders of Point approve proposals 1, 2 and 3. If Point cannot complete the merger with DARA and attempts to find another buyer or partner for its technology and related intellectual property and assets fail and if no other strategic transaction can be effectuated, Point will likely file for federal bankruptcy protection under Chapter 11 of the Bankruptcy Code. In the event Point files for Chapter 11 protection, Point will most likely not be able to raise any type of funding from any source. Upon filing for Chapter 11 protection, Point would not meet the minimum standards required for remaining listed on the NASDAQ Capital Market. If Point is delisted, its stock would no longer be tradable on the NASDAQ Capital Market.

Your board of directors, by unanimous vote and after careful consideration, determined that the merger is advisable and fair to and in the best interests of Point stockholders, and recommends a vote “FOR” all the proposals.

Time is short so please follow the simple instructions on the enclosed proxy voting form to vote your shares by phone, Internet or by mail.

If you have any questions relating to this shareholder meeting or voting your shares, you may call our proxy solicitor, The Altman Group, toll-free at (866)406-2289.

Thank you in advance for your support and for acting promptly.

On behalf of your Board of Directors,

Michael P. Duffy

Secretary

If you have recently submitted your proxy,

please accept our thanks and disregard this request.

STOCKHOLDERS OF POINT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DARA, POINT AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Point with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Point by directing a request to: Point Therapeutics, Inc., 70 Walnut Street, Wellesley Hills, MA 02481, Attention: Investor Relations.

Point and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Point in favor of the merger. Stockholders may obtain detailed information regarding the direct and indirect interests of DARA, Point and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.